Town Hall December 19, 2017 1 Filed by: McDermott International, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Chicago Bridge & Iron Company N.V. Commission File Number: 001-12815

FORWARD LOOKING STATEMENTS McDermott and CB&I caution that statements in this presentation which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott, CB&I and the combined company. These forward-looking statements include, among other things, statements about anticipated cost and revenue synergies, accretion, best-in-class operations, opportunities to capture additional value from market trends, maintenance of a consistent customer approach to pricing, safety and transition issues, free cash flow, plans to de-lever, targeted credit ratings, expected completion date, accretion and permanent debt financing. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined company following the anticipated combination; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which McDermott and CB&I operate or credit markets; the inability of McDermott or CB&I to execute on contracts in backlog successfully; changes in project design or schedules; the availability of qualified personnel; changes in the terms; scope or timing of contracts; contract cancellations; change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I; changes in industry norms; and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see each of McDermott’s and CB&I’s annual and quarterly filings with the Securities and Exchange Commission, including their annual reports on Form 10-K for the year ended December 31, 2016 and subsequent quarterly reports on Form 10-Q. This presentation reflects the views of McDermott’s management and CB&I’s management as of the date hereof. Except to the extent required by applicable law, McDermott and CB&I undertake no obligation to update or revise any forward-looking statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott International, Inc. (“McDermott”) intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive proxy statement/prospectus to shareholders of McDermott and shareholders of CB&I, McDermott or McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS. Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068. Participants in Proxy Solicitation McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 24, 2017. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

1 McDermott for the future of An important day

1 company building a better We are

company 1 building a stronger We are

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CB&I: The right partner to Grow our business Business Overview: Founded: 1889 Administrative Headquarters: The Woodlands TX Employees: 26,000 Vertically integrated in areas of operation Operates in four key segments – Refining , Petrochemical, LNG and Natural Gas Fired Power Plants Three Business Lines: Engineering & Construction – engineers, procures, constructs and services energy infrastructure facilities Fabrication – deploys steel structures, piping and other engineered products for the oil and gas, petrochemical, water and mining industries, among others Technology – provides process technology licenses and services for petrochemical and refining companies FINANCIAL BREAKDOWN (LTM as of 9/30/17) 1 REVENUE BY REGION USA 77% International 23% 29% REVENUE BY SEGMENT Fabrication Services Technology 4% ADJ. EBITDA BY SEGMENT 45% 36% Fabrication Services Technology 19% 15% CONTRACTS MIX Fixed 85% Cost Plus Engineering & Construction 67% Engineering & Construction 1Represents historically reported financial information LTM as of 9/30/17, adjusted for the exclusion of the Capital Services segment which was sold in Q2 2017 and inclusion of the Technology and former Engineered Products operations, which were presented as discontinued operations beginning Q2 2017 Source: Company filings, Bloomberg, and IBES median estimates; market data as of 9.14.17

UPSTREAM DOWNSTREAM SUBSEA OFFSHORE LNG PETROCHEM POWER REFINING We are better together

McDermott CB&I Text to Come ESTIMATED COMBINED REVENUE1 improving ability to capitalize on attractive high-growth markets Leveraging relationships, capabilities and offerings to create new, incremental project opportunities Diversifying exposure to individual regions International U.S. 1Sum of McDermott and CB&I LTM as of 9/30/17, does not reflect any pro forma adjustments We will be more global together

Americas Global Middle East Asia Middle East Global Americas Asia Africa McDermott CB&I We will grow our customer base together

Text to Come GLOBAL PETROCHEMICAL DEMAND (MT / yr) GLOBAL LNG DEMAND (MT / yr) GLOBAL OIL & GAS DEMAND* (MToe) GLOBAL REFINED PRODUCTS DEMAND (MT / yr) Source: IHS Markit Source: Nexant Source: Nexant *JKT – Japan, Korea and Taiwan *MENA – Middle East and North Africa Source: BP Energy Outlook 2017 *Liquids, Gas, Coal, Other 1.34% CAGR 6.57% CAGR 2.56% CAGR 0.9% CAGR Significant opportunities to capture growth in existing and adjacent markets Source: Public filings 1Estimated sum of McDermott and CB&I LTM as of 9/30/17 We will respond to market trends together

1 Mitigates risk of highly cyclical environment Integrated offering enhances competitiveness Leverages fixed cost base Across larger business We will be more competitive together Revenue ($Bn, LTM as of 9/30/17) 0 5 10 15 20 MORE INTEGRATED Source: Public filings 1Estimated sum of McDermott and CB&I LTM as of 9/30/17, does not reflect any pro forma adjustments

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The deal at a glance strong financial profile, enhanced revenue, backlog, EBITDA and net income. stability flexibility capacity to re-invest, Robust balance sheet STRONG financial profile ENHANCED revenue, backlog, EDITDA and Net income CAPACITY to re-invest, robust balance sheet The combined company creates a robust balance sheet to support continued investment in the business while enabling us to pursue growth opportunities. STABILITY through new financial profile FLEXIBILITY to compete better

1Based on guidance issued by the company on November 1, 2017 and not being updated or reaffirmed at this time Together we have transformed McDermott Loss making projects cut from 9 to 1 ~$200 million in savings through cost initiatives Cultural shift to improve focus on customers 2014 OPTIMIZE TRANSFORM 2015 2016 VALUE 2017 STABILIZE 1 McDERMOTT OPERATING INCOME ($m)

Maximize value of combined company BY leveraging mcdermott’s operational expertise ...to unlock value for the future Industry Leading, Vertical Execution Capabilities Rigorous Oversight & Cost Control Strategic Contract Management Customer Focused Standardized Bidding Standards & Project Execution Common Culture

...and create a strong financial profile 1Represents historically reported financial information LTM as of 9/30/17, adjusted for the exclusion of the Capital Services segment which was sold in Q2 2017 and inclusion of the Technology and Engineered Products operations, which were presented as discontinued operations beginning Q3 2017 2Does not reflect any pro forma adjustments The combined company will have a strong financial profile, with significantly enhanced revenue, backlog, EBITDA and net income. REVENUE: $9.9 BILLION BACKLOG: $14.5 BILLION EBITDA: $1 BILLION (ADJUSTED) NET INCOME: $534 MILLION

Expected completion Subject to approval by McDermott and CB&I shareholders Expected to be subject to regulatory antitrust approvals and customary closing conditions Integration leaders appointed from McDermott and CB&I Integration team to be comprised of representatives from McDermott and CB&I Detailed integration plan to be developed to maximize value of combination for all stakeholders The next steps are already underway

1 A better future ...and together we will build

Please raise your hand if you have a question for the presenters. 45